SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 33-46530

THE FINOVA GROUP INC. SAVINGS PLAN

(Full title of the plan and the address of the

plan, if different from that of the issuer named below.)

THE FINOVA GROUP INC.

(Name of the issuer of securities held

pursuant to the plan.)

4800 N. Scottsdale Rd.

Scottsdale, AZ 85251-7623

(Address of its principal executive office.)

THE FINOVA GROUP INC. SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Registered Public Accounting Firm

To the Administration Committee and

Plan Participants of

The FINOVA Group Inc. Savings Plan

Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Phoenix, Arizona
June 18, 2004

THE FINOVA GROUP INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
INVESTMENTS, at fair value:
Shares of registered investment companies:
Vanguard Windsor Fund	$9,021,208	$6,660,759
T. Rowe Price Equity Index Fund	7,909,323	6,606,360
T. Rowe Price Stable Value Common Trust Fund	5,478,546	5,573,263
T. Rowe Price Growth & Income Fund	4,760,820	4,395,022
T. Rowe Price New America Growth Fund	4,263,830	3,302,795
T. Rowe Price Small-CAP Value Fund	4,333,931	3,121,759
Vanguard Bond Index Fund	2,118,600	2,046,931
T. Rowe Price International Stock Fund	2,357,233	1,878,674
T. Rowe Price Spectrum Income Fund	1,725,305	1,804,373
T. Rowe Price Prime Reserve Fund	1,280,272	1,287,822
T. Rowe Price International Bond Fund	385,986	462,239

Common Stock:
The FINOVA Group Inc. Common Stock	0	134,895

Participant notes receivable	752,287	937,073

Total investments	44,387,341	38,211,965

CONTRIBUTIONS RECEIVABLE	77,957	115,321

NET ASSETS AVAILABLE FOR BENEFITS	$44,465,298	$38,327,286

See Notes to Financial Statements

THE FINOVA GROUP INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2003	2002
Additions (reductions) to net assets attributed to:
Investment Income:

Net appreciation (depreciation) in fair value of investments:
Mutual Funds	$8,399,558	$(7,855,157)

Common Stock		(324,589)

Dividends and interest income	859,898	942,235

Rollover Deposits	8,579	6,659

	9,268,035	(7,230,852)

Contributions:

Employee	$1,624,897	$2,251,313
Employer	1,027,154	1,370,239

Total contributions	2,652,051	3,621,552

Total additions (reductions)	11,920,086	(3,609,300)

Deductions from net assets attributed to:
Participant withdrawals	5,782,073	7,765,107

Net Increase (Decrease)	6,138,013	(11,374,407)

Net Assets Available for Plan Benefits, Beginning of year	38,327,286	49,701,693

End of year	$44,465,298	$38,327,286

See Notes to Financial Statements

THE FINOVA GROUP INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following brief description of The FINOVA Group Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

a.	General - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the “Company” or “FINOVA”) by The Dial Corp (“Dial”). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan (“Dial Plan”) and The Dial Corp Employee Stock Ownership Plan (“Dial ESOP”) for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees are eligible to become a participant in the Plan as of the “entry date” coincident with or immediately following the date on which the employee begins employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Investment Programs - Receipts of the Plan are invested by the Plan’s trustee, T. Rowe Price, at the designation of the participants into 11 mutual fund investment choices. All dividends or income generated by the investments are generally reinvested according to the participant’s investment elections. During 2003, the Administrative Committee decided to remove FINOVA’s common stock as an investment option, which became effective at November 28, 2003.

c.	Participant Notes Receivable - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants’ current investment elections. During 2003, the Administrative Committee decided to prohibit new loans that have an amortization period greater than five years.

d.	Contributions - Employees may elect Voluntary pre-tax wage contributions. These pre-tax contributions are contributed to the Plan by the Company and may range from 1% to 30% of taxable compensation (as defined) but not to exceed $12,000 in 2003 and 1% to 15% of taxable compensation (as defined) but not to exceed $11,000 in 2002 by an employee.

Qualifying employees may also elect an additional contribution to the Plan account. Effective March 1, 2002, the Plan offered a new feature called “Catch Up”

THE FINOVA GROUP INC. SAVINGS PLAN

Contributions for participants age 50 and greater. The Catch Up Contributions feature provides employees closer to retirement age an additional opportunity to contribute to their retirement savings above current federal or plan limits. The limit on Catch Up Contributions for 2003 was set at $2,000.

Employees of the Company are eligible to receive matching contributions beginning in the month following the first twelve consecutive month period during which they have at least 1,000 hours of service with the Company. The matching contributions are based on employee pre-tax salary contributions to the Plan, up to a maximum of 100% of the first 6% of salary contribution. The matching contributions made to this Plan can be invested in any of the Plan’s qualified investments, at the direction of the participants.

All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

e.	Distributions - Distributions of Plan assets occur from participant terminations from the Company, financial hardship, disability, retirement or death.

f.	Vesting - Contributions to the Plan are 100% vested and nonforfeitable at all times.

g.	Participant Accounts - For each participant, various accounts are maintained to record employee contributions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

h.	Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company’s option, the Company paid expenses for maintaining the Plan in 2003 and 2002.

i.	Plan Termination - While it has been the Company’s intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

b.	Investment Value and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock was valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

THE FINOVA GROUP INC. SAVINGS PLAN

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.	TRANSACTIONS WITH PARTIES IN INTEREST

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

4.	FEDERAL INCOME TAX STATUS

The Plan has received a determination letter, dated February 12, 2003, from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Plan amendments made subsequent to the IRS determination letter were executed as a condition for the issuance of that letter. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

5.	OTHER MATTERS

The FINOVA Group Inc. emerged from Chapter 11 reorganization on August 21, 2001. Since emerging from Chapter 11, the Company has incurred substantial operating losses and has a negative net worth as of December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management does not believe that the effects of the reorganization and subsequent operations will have a material effect on the Plan’s assets.

THE FINOVA GROUP INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003

Employer Identification Number: 86-0695381         Plan Number: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Column A	Column B	Column C	Column D	Column E
Party-in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
	Vanguard Windsor Fund	Common Stock Fund (554,810 shares)	$8,384,370	$9,021,208

*	T. Rowe Price Equity Index Fund	Common Stock Fund (264,084 shares)	7,496,346	7,909,323

*	T. Rowe Price Stable Value Common Trust Fund	GIC Fund (5,478,546 shares)	5,478,546	5,478,546

*	T. Rowe Price Growth & Income Fund	Common Stock Fund (219,191shares)	4,965,278	4,760,820

*	T. Rowe Price New America Growth Fund	Common Stock Fund (142,938 shares)	5,260,042	4,263,830

*	T. Rowe Price Small-CAP Value Fund	Common Stock Fund (147,463 shares)	3,219,936	4,333,931

	Vanguard Bond Index Fund	Bond Fund (205,490 shares)	2,067,734	2,118,600

*	T. Rowe Price International Stock Fund	Common Stock Fund (205,155 shares)	2,713,925	2,357,233

*	T. Rowe Price Spectrum Income Fund	Bond Fund (146,585 shares)	1,616,296	1,725,305

*	T. Rowe Price Prime Reserve Fund	Money Market Fund (1,280,272 shares)	1,280,272	1,280,272

*	T. Rowe Price International Bond Fund	Bond Fund (37,657 shares)	346,578	385,986

*	Participant Notes Receivable	Participant Loans (rate of interest 5.25% to 10.5%), maturing in 2004 to 2026	—	752,287

				$44,387,341

THE FINOVA GROUP, INC. SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE FINOVA GROUP INC. SAVINGS PLAN

Dated:	June 18, 2004	Signature:	/s/ Peggy A. Taylor
Peggy A. Taylor
Senior Vice President - Human Resources

Dated:	June 18, 2004	Signature:	/s/ Richard A. Ross
Richard A. Ross
VP - Chief Accounting Officer

THE FINOVA GROUP, INC. SAVINGS PLAN

THE FINOVA GROUP INC. SAVINGS PLAN

COMMISSION FILE NUMBER 33-46530

EXHIBIT INDEX

No.	Title	Page No. in Sequentially Numbered Form 11-K Report
23.1	Consent of Independent Registered Public Accounting Firm	10